Exhibit B

November 2, 2015

The Board of Directors (the “Board”)

China Ming Yang Wind Power Group Limited

Jianye Road, Mingyang Industry Park

National Hi-Tech Industrial Development Zone

Zhongshan, Guangdong

People’s Republic of China

Dear Members of the Board:

I, Chuanwei Zhang, the founder, chairman and chief executive officer of China Ming Yang Wind Power Group Limited (the “Company”), am pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares of the Company not already beneficially owned by me (the “Excluded Shares”) in a going private transaction (the “Transaction”). My proposed purchase price is US$2.51 per American Depository Share (“ADS”, with each ADS representing 1 ordinary share of the Company) or ordinary share, in cash, on the key terms described below. I beneficially own approximately 33% of the issued and outstanding ordinary shares and voting power of the Company.

My proposal provides an opportunity for the Company’s shareholders to realize superior value, and represents a premium of approximately 20% to the volume-weighted average closing price of the ADSs during the last 30 trading days. I am confident that the Transaction can be closed on an expedited basis as outlined in this letter.

The key terms of my proposal are set forth below.

1.	Purchase Price. My proposed consideration payable for each ADS and each ordinary share, in each case excluding the Excluded Shares, is US$2.51 per ADS, in cash, based on the Company’s share capital set forth in the Company’s public filings.

2.	Financing. I intend to finance the Transaction with a combination of debt and equity capital. A portion of the equity financing would be provided from my existing share holdings in the Company. I expect the remainder of the financing to be provided by third party debt and equity financing sources and certain shareholders of the Company. I will be discussing the Transaction with such financing sources and may make agreements with them relating to possible investments in the Transaction. I expect to secure commitments for required equity and debt financing, subject to the terms and conditions set forth therein, when Definitive Agreements (as defined below) are executed.

3.	Due Diligence. I have engaged Simpson Thacher & Bartlett LLP as my international legal counsel. I believe that I will be in a position to complete customary commercial, legal, financial and accounting due diligence for the Transaction in a timely manner and in parallel with our discussions on the Definitive Agreements. In connection with such due diligence, I would like to ask the Board to approve the provision of confidential information relating to the Company and its business to me and to possible sources of debt and equity financing under a customary form of confidentiality agreement which will be provided under separate cover.

4.	Definitive Agreements. I am prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) in respect of the Transaction. These agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transaction of this type.

5.	Process. Given my involvement in the Transaction, I believe it is prudent and in the best interests of the Company for the Company’s Board to establish a special committee of independent directors to consider the Transaction (the “Special Committee”). I also expect that the Special Committee would retain independent advisors, including an independent financial advisor, to assist it in its work.

In considering my offer, you should be aware that I am interested only in acquiring the outstanding ordinary shares of the Company that I do not already beneficially own, and that I do not intend to sell my stake in the Company to a third party.

6.	Confidentiality. I trust you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements. Until a confidentiality agreement is signed, any written news releases by the Company or me pertaining to the Transaction shall be reviewed and approved by the Company and myself prior to their release, subject to any requirements of law.

7.	No Binding Commitment. This letter constitutes only a preliminary indication of the key terms of my proposal, and does not constitute any binding commitment with respect to the Transaction. Any such commitment will be contained only in the Definitive Agreements and on the terms provided therein.

I will be very focused on completing the Transaction and hope that you are interested in promptly proceeding in a manner consistent with my proposal. I believe that the Transaction will provide a compelling opportunity for the Company’s shareholders to realize superior value on an expedited timeframe with a high degree of certainty of closing.

Should you have any questions concerning this proposal, please feel free to contact me at any time. I look forward to hearing from you.

[Signature page follows]

Sincerely,

/s/ Chuanwei Zhang
Chuanwei Zhang

[Signature Page to Non-Binding Proposal Letter]